UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

FINTECH ACQUISITION CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

31809H209

(CUSIP Number)

FinTech Acquisition Corp.

712 Fifth Ave., 8th Floor

New York, New York 10019

212 506-3815

With a copy to:

Amanda Abrams

Ledgewood, P.C.

2001 Market Street, Suite 3400

Philadelphia, PA 19103

(215) 731-9450

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP NO. 31809H209

1	NAME OF REPORTING PERSON FINTECH INVESTOR HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,297,825
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,297,825
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,297,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON OO

* See Item 5.

2

CUSIP NO. 31809H209

1	NAME OF REPORTING PERSON DGC FAMILY FINTECH TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 357,881
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 357,881
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON OO

* See Item 5.

3

CUSIP NO. 31809H209

1	NAME OF REPORTING PERSON Daniel G. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,913,587
	9	SOLE DISPOSITIVE POWER - 257,881 -
	10	SHARED DISPOSITIVE POWER 2,655,706
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,913,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

4

CUSIP NO. 31809H209

1	NAME OF REPORTING PERSON Betsy Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 857,881
	9	SOLE DISPOSITIVE POWER 857,881
	10	SHARED DISPOSITIVE POWER -0-
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 857,881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

5

CUSIP NO. 31809H209

1	NAME OF REPORTING PERSON James J. McEntee, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 87,288
	9	SOLE DISPOSITIVE POWER 87,288
	10	SHARED DISPOSITIVE POWER -0-
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,288
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

6

CUSIP NO. 31809H209

1	NAME OF REPORTING PERSON Shami Patel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 90,000
	9	SOLE DISPOSITIVE POWER 90,000
	10	SHARED DISPOSITIVE POWER -0-
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

7

CUSIP NO. 31809H209

1	NAME OF REPORTING PERSON Alan Joseph Ferraro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,000
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER -0-
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

8

CUSIP NO. 31809H209

1	NAME OF REPORTING PERSON Frank Mastrangelo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 174,576
	9	SOLE DISPOSITIVE POWER 174,576
	10	SHARED DISPOSITIVE POWER -0-
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,576
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

9

CUSIP NO. 31809H209

1	NAME OF REPORTING PERSON Jeff Shanahan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,133,333
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,133,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.1%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

10

The following constitutes Amendment No. 2 to the Schedule 13D initially filed by the undersigned persons and entities on March 16, 2016 (as so amended, the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (“Shares”), of FinTech Acquisition Corp., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 712 Fifth Ave., 8th Floor, New York, NY 10019.

Item 2.	Identity and Background.

This statement is filed by FinTech Investor Holdings, LLC, a Delaware limited liability company (the “Sponsor”), DGC Family FinTech Trust, a trust organized under the laws of the state of Florida (the “Trust”), Daniel G. Cohen, a U.S. citizen, Betsy Z. Cohen, a U.S. citizen, James J. McEntee, III, a U.S. citizen, Shami Patel, a U.S. citizen, Alan Joseph Ferraro, a U.S. citizen, Frank Mastrangelo, a U.S. citizen, and Jeff Shanahan, a U.S. citizen. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  All of the Reporting Persons, excluding Jeff Shanahan, are referred to collectively as the “Initial Shareholders.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

The Sponsor was formed for the express purpose of investing in and holding securities of the Issuer and its principal office is located at 712 Fifth Ave., 8th Floor, New York, NY 10019.  Daniel Cohen, Betsy Cohen, Frank Mastrangelo, James J. McEntee, III and the Trust are each members of the Sponsor and Mr. Cohen is the managing member of the Sponsor.

The Trust was formed for the express purpose of investing in and holding assets, including securities of the Issuer, and its address is c/o Daniel Cohen, Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104-2870. Daniel G. Cohen is the trustee of the Trust.

Daniel G. Cohen is Chairman of the Board of Directors, Chief Executive Officer and Chief Investment Officer of the Institutional Financial Markets, Inc., a Maryland corporation (“IFMI”), and is the Chairman of the Board of Managers, Chief Investment Officer and Chief Executive Officer of IFMI, LLC (formerly Cohen Brothers, LLC), a Delaware limited liability company and a majority owned subsidiary of IFMI, both with an address at Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104-2870. Mr. Cohen is also the President, Chief Executive Officer and a director of the Issuer.

Betsy Z. Cohen is the Chairman of the Board of Directors of the Issuer, with an address at 712 Fifth Ave., 8th Floor, New York, NY 10019. Mrs. Cohen is also a director of Aetna, Inc., an insurance company.

James J. McEntee, III is the Chief Financial Officer and Chief Operating Officer of the Issuer, with an address at 712 Fifth Ave., 8th Floor, New York, NY 10019.

Shami Patel is Co-Head of the Venture Capital Team and General Partner of Pacific View Ventures, a division of Pacific View Asset Management, LLC, an investment advisory firm, with an address at 600 Montgomery Street, San Francisco, California 94111. Mr. Patel is also a director of the Issuer.

11

Alan Joseph Ferraro is a consultant to the Issuer, with an address at 712 Fifth Ave., 8th Floor, New York, NY 10019.

Frank Mastrangelo is a Technologist in Residence at Bancorp, Inc., a financial holding company whose principal subsidiary is The Bancorp Bank, which provides commercial and retail banking products and services to both regional and national markets, with an address at 409 Silverside Road, Wilmington, Delaware 19809.

Jeff Shanahan is the Chief Executive Officer and President of CardConnect, LLC, a payment processing and technology solutions provider, with an address at 1000 Continental Drive, Suite 300, King of Prussia, PA 19406.

During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Each Reporting Person may be deemed to have acquired beneficial ownership of all Shares held by each of the other Reporting Persons by virtue of entering into the Voting Agreement, dated March 7, 2016 (the “Voting Agreement”), which was entered into in connection with the Merger Agreement (as defined below) and is described in more detail in Item 4. None of the Reporting Persons has paid or received any consideration in connection with the execution and delivery of the Voting Agreement. Each Reporting Person disclaims beneficial ownership of the Shares held by each other Reporting Person except to the extent of his, her or its pecuniary interest therein.

The Sponsor directly holds 2,097,825 Shares, which were purchased with working capital from the Issuer in private placements occurring prior to the Issuer’s initial public offering (the “IPO”), and holds 200,000 units, each unit consisting of one Share and a warrant to purchase one Share at an exercise price of $12.00 (each, a “Unit”), which were purchased with working capital by the Sponsor pursuant to a private placement occurring simultaneously with the IPO. The aggregate purchase price for the Shares directly held by the Sponsor was $13,467 and the aggregate purchase price for the Units held by the Sponsor was $2,000,000.

The Trust directly holds 357,881 Shares, which were purchased with trust funds from the Issuer in private placements occurring prior to the IPO. The aggregate purchase price of the Shares held by the Trust was approximately $2,297.

Daniel Cohen directly holds 257,881 Shares, which were purchased with personal funds from the Issuer in private placements occurring prior to the IPO. The aggregate purchase price of the Shares held by Mr. Cohen was approximately $1,655.

Betsy Cohen directly holds 857,881 Shares, of which 357,881 Shares were purchased with personal funds from the Issuer in private placements occurring prior to the IPO for an aggregate purchase price of approximately $2,297 and 500,000 Shares were purchased with personal funds in the open market for an aggregate purchase price of $5,000,000.

12

James J. McEntee, III directly holds 87,288 Shares, which were purchased with personal funds from the Issuer in private placements occurring prior to the IPO. The aggregate purchase price of the Shares held by Mr. McEntee was approximately $560.

Shami Patel directly holds 90,000 Shares, which were purchased with personal funds from Mr. Cohen on February 11, 2016. The aggregate purchase price of the Shares held by Mr. Patel was $576.

Alan Joseph Ferraro directly holds 10,000 Shares, which were purchased with personal funds from Mr. Cohen on February 11, 2016. The aggregate purchase price of the Shares held by Mr. Ferraro was $64.

Frank Mastrangelo directly holds 174,576 Shares, which were purchased with personal funds from the Issuer in private placements occurring prior to the IPO. The aggregate purchase price of the Shares held by Mr. Mastrangelo was $1121.

Jeff Shanahan does not directly hold any securities of the Issuer.

Item 4.	Purpose of Transaction.

On March 7, 2016, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with FinTech Merger Sub, Inc., a wholly owned subsidiary of the Issuer (“Merger Sub”), and FTS Holding Corp. (“Target”), pursuant to which the Issuer will acquire Target through a merger of Target with and into Merger Sub (the “Merger”). In connection with the Merger Agreement, the Reporting Persons entered into the Voting Agreement with certain shareholders of Target pursuant to which the Voting Parties agreed, among other things, to vote all shares of the Issuer’s common stock in favor of the Merger. Under the Voting Agreement, each of the Initial Shareholders appointed Jeff Shanahan his, her or its proxy with respect to voting of the Shares reported in this Schedule 13D.

The Shares and Units that are held by the Reporting Persons and reported in this Schedule 13D are subject to transfer restrictions (the “Transfer Restrictions”) pursuant to the Letter Agreement the Initial Shareholders entered into with the Issuer on February 12, 2015 (the “Letter Agreement”). These Transfer Restrictions provide that, subject to certain limited exceptions, the Shares and Units held by the Reporting Persons are not transferable or salable (i) in the case of the shares, (a) with respect to 20% of such shares, until consummation of the Issuer’s initial business combination, (b) with respect to 20% of such shares, when the closing price of the common stock exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of the Issuer’s initial business combination, (c) with respect to 20% of such shares, when the closing price of the common stock exceeds $13.50 for any 20 trading days within a 30-trading day period following the consummation of the Issuer’s initial business combination, (d) with respect to 20% of such shares, when the closing price of the common stock exceeds $15.00 for any 20 trading days within a 30-trading day period following the consummation of the Issuer’s initial business combination and (e) with respect to 20% of such shares, when the closing price of the common stock exceeds $17.00 for any 20 trading days within a 30-trading day period following the consummation of the Issuer’s initial business combination or earlier, in any case, if, following a business combination, the Issuer engages in a subsequent transaction (1) resulting in the Issuer’s shareholders having the right to exchange their shares for cash or other securities or (2) involving a consolidation, merger or similar transaction that results in a change in the majority of the Issuer’s board of directors or management team in which the Issuer is the surviving entity, and (ii) in the case of the Units, including the component securities therein, until 30 days after the consummation of the Issuer’s initial business combination.

13

Upon the expiration of the Transfer Restrictions, the Sponsor intends to distribute the Shares and Units held by the Sponsor that are no longer subject to Transfer Restrictions to its members on a pro rata basis. Daniel Cohen, Betsy Cohen, the Trust, James J. McEntee, III and Frank Mastrangelo are each members of the Sponsor and will be entitled to receive 131,105 Shares, 29,707 Shares, 29,707 Shares, 9,218 Shares and 31,107 Shares, respectively, following the expiration of the Transfer Restrictions that will lapse following the consummation of the Merger, if the Merger is consummated.

In connection with the consummation of the Merger: (1) the Issuer expects to issue $170,000,000 in Shares to the Target shareholders as a portion of the consideration for the Merger; (2) the Issuer expects to appoint new members to its board of directors; (3) the executive officers of Target are expected to be appointed to serve as executive officers of the Issuer; and (4) the Issuer expects to amend its certificate of incorporation and bylaws, each as described more fully in the Merger Agreement, a copy of which is included as an exhibit to this Schedule 13D and incorporated herein by reference.

In connection with the Merger, at any time prior to the special meeting to approve the Merger, the Initial Shareholders, which include certain of the Issuer’s officers, directors and other affiliates, may enter into transactions with stockholders and other persons with respect to the Issuer’s securities to provide such investors or other persons with incentives in connection with the approval and consummation of the Merger. While the exact nature such incentives has not yet been determined, they might include, without limitation, arrangements to purchase shares from or sell shares to such investors and persons at nominal prices or prices other than fair market value. The Initial Shareholders will only effect such transactions when they are not then aware of any material nonpublic information regarding the Issuer, Target or their respective securities.

Other than as set forth above, no Reporting Person has any plans or proposals which relate to any of the actions set forth in items (a) through (j) of Item 4 of Schedule 13D; however, each Reporting Person intends from time to time to review his, her or its ownership in the Issuer and may, based on such factors as he, she or it deem relevant, seek to acquire additional Shares or other securities of the Issuer, dispose of Shares, or other securities of the Issuer (whether pursuant to a registered offering or otherwise), or take any of the actions set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The table below sets forth, as of July 1, 2016, for each Reporting Person, the aggregate Shares owned by the Reporting Person, the percentage of Shares outstanding owned by each Reporting Person, and the Shares over which the Reporting Person has sole voting power, sole dispositive power, shared voting power and shared dispositive power. The aggregate percentage of Shares reported owned by each person named herein is based upon 13,733,333 Shares outstanding as of June 6, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 8, 2016.

Reporting Person	Aggregate Shares Owned	Percentage of Shares Outstanding	Shares over which Reporting Person has Sole Voting Power	Shares over which Reporting Person has Sole Dispositive Power	Shares over which Reporting Person has Shared Voting Power		Shares over which Reporting Person has Shared Dispositive Power
FinTech Investor Holdings, LLC	2,297,825	16.7%	0	0	2,297,825	(1)	2,297,825	(2)
DGC Family FinTech Trust	357,881	2.6%	0	0	357,881	(1)	357,881	(2)
Daniel G. Cohen	2,913,587	12.2%	0	257,881	2,913,587	(3)	2,655,706	(4)
Betsy Z. Cohen	857,881	6.2%	0	857,881	857,881	(5)	0
Alan Joseph Ferraro	10,000	*	0	10,000	10,000	(5)	0
Frank Mastrangelo	174,576	1.3%	0	174,576	174,576	(5)	0
James J. McEntee, III	87,288	*	0	87,288	87,288	(5)	0
Shami Patel	90,000	*	0	90,000	90,000	(5)	0
Jeff Shanahan	4,133,333	30.1%	0	0	4,133,333	(6)	0

*	Represents less than 1.0% of outstanding Shares.

14

(1)	Voting power over these Shares is shared with each of Jeff Shanahan and Daniel Cohen.
(2)	Dispositive power over these Shares is shared with Daniel Cohen.
(3)	Mr. Cohen shares voting power with the Trust over 357,881 of these Shares, shares voting power with the Sponsor over 2,297,825 of these Shares, and shares voting power with Jeff Shanahan over 2,913,587 of these Shares.
(4)	Mr. Cohen shares dispositive power with the Trust over 357,881 of these Shares and shares dispositive power with the Sponsor over 2,297,825 of these Shares.
(5)	Voting power over these Shares is shared with Jeff Shanahan.
(6)	Voting power over these Shares is shared with the other Reporting Persons.

As of July 1, 2016, the Reporting Persons beneficially owned 4,133,333 Shares in the aggregate, constituting approximately 30.1% of the Shares outstanding. Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, by virtue of their entry into the Voting Agreement. As a “group”, each Reporting Person may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

The transactions in Shares by the Reporting Persons during the sixty days prior to the filing of this Schedule 13D are as follows:

●           On July 1, 2016, Betsy Cohen purchased 500,000 Shares at a purchase price of $10.00 per Share in the open market for an aggregate purchase price of $5,000,000.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference into this Item 6.

Each of the Initial Shareholders has agreed pursuant to the Letter Agreement to waive their redemption rights (i) with respect to all of their Shares in connection with the consummation of a business combination and (ii) with respect to any of their Shares acquired in the private placements occurring prior to or simultaneous with the IPO if the Issuer fails to consummate a business combination by August 19, 2016 or if the Issuer liquidates prior to August 19, 2016.

15

Each of the Initial Shareholders is party to a registration rights agreement with the Issuer dated February 12, 2015 (the “Registration Rights Agreement”). The Registration Rights Agreement provides that the Initial Shareholders will have the right to require the Issuer to register under the Securities Act of 1933, as amended, a sale of any of the Shares held by them. The Initial Shareholders are entitled to make up to three demands, excluding short form registration demands, and have “piggy-back” registration rights allowing them to include their securities in other registration statements filed by the Issuers. The Issuer will bear the costs and expenses of filing any such registration statements.

Pursuant to the terms of the Warrant Agreement, dated as of February 12, 2015, between the Issuer and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”), each warrant entitles the holder to purchase one Share at a price of $12.00 per share, subject to adjustment, at any time commencing on the later of August 19, 2016 or 30 days after the consummation of the Issuer’s initial business combination. The warrants expire five years after the consummation of the Issuer’s initial business combination, or earlier upon the Issuer’s failure to consummate an initial business combination by August 19, 2016 or the Issuer’s liquidation or redemption of its common stock.

Each of Daniel Cohen, Betsy Cohen, the Trust, James J. McEntee, III and Frank Mastrangelo are members of the Sponsor. The amended and restated limited liability company agreement of the Sponsor (the “Operating Agreement”) provides that, to the extent the Transfer Restrictions lapse, the Sponsor will transfer any Shares and Units to which the Transfer Restrictions no longer apply to its members on a pro rata basis.

The Sponsor has committed to loan the Issuer up to $750,000 to fund fees and expenses in connection with the Issuer’s initial business combination. At the option of the Sponsor, any part or all of such loans may be converted into additional warrants at $0.75 per warrant (a maximum of 1,000,000 warrants if the full $750,000 is loaned and that amount is converted into warrants) of the post-business combination entity with an exercise price of $12.00 per Share.

In connection with the Merger, at any time prior to the special meeting to approve the Merger, the Initial Shareholders, which include certain of the Issuer’s officers, directors and other affiliates, may enter into transactions with stockholders and other persons with respect to the Issuer’s securities to provide such investors or other persons with incentives in connection with the approval and consummation of the Merger. While the exact nature such incentives has not yet been determined, they might include, without limitation, arrangements to purchase shares from or sell shares to such investors and persons at nominal prices or prices other than fair market value.  The Initial Shareholders will only effect such transactions when they are not then aware of any material nonpublic information regarding the Issuer, Target or their respective securities.

On March 16, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.

The foregoing summary of certain terms of each of the Merger Agreement, Voting Agreement, Letter Agreement, Registration Rights Agreement, Warrant Agreement, Operating Agreement and Joint Filing Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the documents, which are included as Exhibits 99.1-99.7 to this Schedule 13D.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

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Item 7.	Material to be Filed as Exhibits.

99.1	Agreement and Plan of Merger, dated March 7, 2016, by and among FinTech Acquisition Corp., FinTech Merger Sub, Inc. and FTS Holding Corporation (1)

99.2	Voting Agreement, dated March 7, 2016 (3)

99.3	Letter Agreement, dated February 12, 2015, by and among the FinTech Acquisition Corp. and certain security holders, officers and directors of FinTech Acquisition Corp. (3)

99.4	Registration Rights Agreement, dated February 12, 2015, by and among FinTech Acquisition Corp. and certain security holders of FinTech Acquisition Corp. (3)

99.5	Warrant Agreement, dated February 12, 2015, between Continental Stock Transfer & Trust Company and FinTech Acquisition Corp. (2)

99.6	Amended and Restated Limited Liability Company Agreement of FinTech Investor Holdings, LLC (3)

99.7	Joint Filing Agreement. (3)

(1)	Incorporated by reference to the Issuer’s Current Report on Form 8-K filed on March 7, 2016.
(2)	Incorporated by reference to the Issuer’s Current Report on Form 8-K filed on February 19, 2015.
(3)	Incorporated by reference to the initial Schedule 13D filed on March 16, 2016.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 6, 2016

FINTECH INVESTOR HOLDINGS, LLC

By:	/s/ Daniel G. Cohen
	Name:	Daniel G. Cohen
	Title:	Managing Member

DGC FAMILY FINTECH TRUST

By:	/s/ Daniel G. Cohen
	Name:	Daniel G. Cohen
	Title:	Trustee

/s/ Daniel G. Cohen
DANIEL G. COHEN

/s/ Betsy Z. Cohen
BETSY Z. COHEN

/s/ Alan Joseph Ferraro
ALAN JOSEPH FERRARO

/s/ Frank Mastrangelo
FRANK MASTRANGELO

/s/ James J. McEntee, III
JAMES J. MCENTEE, III

/s/ Shami Patel
SHAMI PATEL

/s/ Jeff Shanahan
JEFF SHANAHAN

[FinTech Acquisition Corp. – Schedule 13D/A]

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